Exhibit 99.1

Neptune to Hold Conference Call to Discuss Second Quarter Results for the Three Months Period Ended September 30, 2018

LAVAL, QC, Oct. 31, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces that it will be holding a conference call on November 13, 2018 at 5:00 PM (EST) to discuss its second quarter results for the three months period ended September 30, 2018.

The second quarter results press release will be issued on the same day after market close.

Conference Call Details:

Date:	Tuesday, November 13, 2018

Time:	5:00 PM Eastern Standard Time

Call:	1-888-231-8191

Conference ID:	5897581

Webcast:	A live webcast and presentation of the results can be accessed at: https://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay shortly after the call's completion, until December 13, 2018. The replay can be accessed online in the Investors section of Neptune's website under Investor Events and Presentations. It is also under this section that you will find the archive of the webcast, along with its accompanying presentation.

About Neptune Wellness Solutions Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added, differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other maringe and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is also preparing to commence production of products for legal cannabis markets.

The Company's head office is located in Laval, Quebec.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-to-hold-conference-call-to-discuss-second-quarter-results-for-the-three-months-period-ended-september-30-2018-300740914.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2018/31/c5640.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Carolyn Capaccio, LHA, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 31-OCT-18